No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March 2007

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On March 6, 2007, Honda announced that its stand at this year’s Geneva motor show was focused around two themes that represented the true spirit of Honda – its advanced technology and its sporting heritage. Linking both was an exciting new concept car developed entirely in Europe, the Small Hybrid Sports Concept which was making its world premiere. It was joined by the latest, fully driveable FCX Concept fuel cell car and the brand new RA107.

The Show took place against the backdrop of a particularly vibrant period for Honda, with its European operations currently enjoying record sales – at just under 310,000 units, 2006 saw an 8 per cent increase, setting a record for the company for a third consecutive year. Honda expects sales of approximately 350,000 units during 2007, up 13 per cent, with a full contribution from the brand new CR-V as well as the completed Civic line-up including the exciting Type R to be launched during the spring.

Exhibit 2:

On March 7, 2007, American Honda Motor Co., Inc. announced that it will further advance its real world fuel cell vehicle program by handing the keys to its next retail customer, 17-year-old Q’orianka Kilcher, who earned praise as the young star of the 2005 film “The New World.”

Exhibit 3:

On March 8, 2007, Honda Auto Parts Manufacturing Co., Ltd. (CHAM), Honda’s wholly owned automobile powertrain components production subsidiary in China, announced that it began operations at its newly built plant in Nanhai Industrial Park District, Foshan City. Those attending the ceremony included local dignitaries, guests and staff from the local governments of Guangdong Province, Foshan City, and Nanhai District, as well as Takeo Fukui, president and CEO of Honda Motor Co., Ltd. (Ref.#C07-022)

Exhibit 4:

English translation of the Notice of Record Date

Exhibit 5:

On March 19, 2007, Honda announced that it held an official groundbreaking ceremony for its $550 million automobile plant, to be known as Honda Manufacturing of Indiana, LLC (HMIN) and revealed that the new plant’s 2,000 associates will produce the popular and fuel efficient Honda Civic sedan when mass production begins in fall 2008. It was also announced that HMIN’s first president will be Yuzo Uenohara, who previously held the position of senior vice president at Honda Manufacturing of Alabama, LLC.

Exhibit 6:

On March 28, 2007, Honda Motor Co., Ltd., announced its automobile production, domestic sales, and export results for the month of February 2007. (Ref.#C07 - 031)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: April 11, 2007

Honda At The 2007 Geneva Motor Show

GENEVA, Switzerland, March 6, 2007–Honda’s stand at this year’s Geneva motor show is focused around two themes that represent the true spirit of Honda – its advanced technology and its sporting heritage. Linking both is an exciting new concept car developed entirely in Europe, the Small Hybrid Sports Concept which is making its world premiere. It is joined by the latest, fully driveable FCX Concept fuel cell car and the brand new RA107.

The Show takes place against the backdrop of a particularly vibrant period for Honda, with its European operations currently enjoying record sales – at just under 310,000 units, 2006 saw an 8 per cent increase, setting a record for the company for a third consecutive year. Honda expects sales of approximately 350,000 units during 2007, up 13 per cent, with a full contribution from the brand new CR-V as well as the completed Civic line-up including the exciting Type R to be launched during the spring.

Honda Small Hybrid Sports Concept blends sports performance and low emissions

Honda Small Hybrid Sports Concept, making its world debut in Europe, represents Honda’s proposal for a future hybrid model. The Concept demonstrates a unique fusion of advanced hybrid technology and fun-to-drive sports car characteristics featuring the IMA petrol/electric hybrid system driving through the front wheels. It explores the idea that a car can have a low environmental impact yet still deliver all the driving enjoyment expected of a compact sports car.

The striking two door sports coupe features short front and rear overhangs, an accentuated, arrow-like nose and a one-piece glass roof which terminates in a concave full width glass element forming an additional vertical window.

The Hybrid Sports Concept is equipped with 165/60 section tyres mounted on 20-inch distinctive rims. Their dimension supports low rolling resistance without compromising sporty driving.

Compact external dimensions lend themselves to nimble, agile performance on the road and help to ensure a good power to weight ratio, while a 2350 mm wheelbase in conjunction with a sports suspension, delivers stable and predictable handling characteristics.

The Small Hybrid Sports Concept has been developed as a design study model by the design studio at Honda R&D Europe based in Offenbach, Germany.

FCX Concept brings everyday fuel cell cars closer to reality

The fully driveable Honda FCX Concept demonstrates Honda’s advanced fuel cell technology. Perhaps nowhere is Honda’s technical prowess and innovation better demonstrated than in its fuel cell technology, and making its European debut at the 2007 Geneva Motorshow is the fully functioning variant of the FCX Concept fuel cell car previously shown in static form at the Paris Salon last year. The FCX Concept offers practical driving performance with a range of 570 km (Honda calculations when driven in LA4 mode) and a top speed limited to 160 km/h.

The latest FCX loses none of the striking good looks of its static predecessor and offers a spacious, futuristic interior with everyday practicality. The FCX Concept features a newly developed compact, high-efficiency Honda FC Stack as well as a low-floor, low-riding, short-nose body. It offers a comfortably large cabin and futuristic styling along with significant improvements in power output and environmental performance.

Limited marketing of a totally new fuel cell vehicle based on the FCX Concept model is to begin in Japan and the US in a couple of years.

Next-Generation Clean Diesel Engine

Further technical innovation is represented by Honda’s next-generation diesel engine that uses world-first technology to reduce emissions to the same level of a petrol engine. A revolutionary catalytic converter reduces NOx (oxides of nitrogen) emissions to a level that enables the engine to meet the stringent US Environmental Protection Agency (EPA) Tier II/Bin 5 requirements.

The catalytic converter features an innovative system that uses the reductive reaction of ammonia to ‘detoxify’ oxides of nitrogen (NOx) by converting them into harmless nitrogen (N2). However, unlike Selective Catalytic Reduction (SCR) systems which use urea injection, Honda’s innovative technology uses ammonia generated within the catalytic converter.

Honda plans to introduce its next-generation diesel engine in about two years.

Honda’s Motorsports Challengers for 2007

In pride of place in the Sports-themed zone of the stand will be the Honda Racing F1 team’s brand new car, the RA107, which is making its show debut.

Honda’s commitment to motorsport is also represented by the Civic Type R race car based on the just-launched road car. Developed in close cooperation with Italy’s JAS Motorsport, Honda’s official partner in customer racing support since 1998, the Civic Type R is aiming for even greater success than its forebear which has proved popular in European motor sport circles since its introduction in 2002.

The car is being developed to Group N, Group A and the new Group R specifications. Group R will be introduced in 2008 and imposes price restrictions on individual components for the first time. These components will also be homologated simultaneously in GrA, allowing drivers to race and gain experience in the GrA category in 2007 before the switch to GrR on 1 January 2008, without any additional cost.

Themed zoning

Honda’s stand is themed around its twin Advanced and Sporty pillars. Displayed in the Advanced Zone alongside the Small Hybrid Sports Concept, the FCX Concept and the new-generation clean diesel engine is the Civic Hybrid cut-away car and its hybrid system to demonstrate how the system works. The Sports Zone features the F1 car, the Civic Type R race car and a selection of road cars including the Civic Type R, Legend and the Honda S2000.

The Product Zone includes a selection of examples of the brand new CR-V, together with Jazz and FR-V. Furthermore, the first floor of the stand is devoted to showcasing Honda’s comprehensive range of accessories, including the Aero Performance Pack fitted to the new CR-V; this includes front and rear sports bumpers, aerodynamic running boards, a tailgate spoiler, sports suspension and 19 inch bright machine finished alloy wheels.

Honda Small Hybrid Sports Concept - A Fun-To-Drive, Highly Efficient Concept Model

Honda’s interpretation of how a future hybrid model might appear is making its world premiere at Geneva. Honda Small Hybrid Sports Concept, a design study model, demonstrates a unique fusion of advanced environmental technology, exciting styling and fun-to-drive characteristics.

The Small Hybrid Sports Concept is conceived around a front-wheel drive, small car platform and is powered by a Honda IMA 4-cylinder petrol/electric hybrid system driving through a CVT transmission. It explores the idea that a car can have a low environmental impact yet still deliver all the driving enjoyment expected of a compact sports car.

The aerodynamically efficient and curvaceous two-door sports coupe is characterized by short front and rear overhangs, wheelarches that wrap tightly around large wheels, and curvaceous, subtly contoured surfaces contrasting with sharp ‘folded’ edges along the waistline and at each corner. An accentuated, arrow-like nose features a full width air intake with Civic family overtones. This sweeps forward into a distinct protruding centre section complete with ‘H’ logo.

The Concept model’s fluid lines are created by a steeply raked windscreen which extends back above the occupants’ heads where it meets a one piece glass roof. This in turn flows rearwards to give the car its fastback styling, terminating in a distinctive and futuristic 3D floating glass design – a concave element which forms an additional vertical window. At its base, further distinction is provided by a ‘floating’ LED tail light unit that stretches across the full width of the car. At its centre, the glass panel extends downwards and contains an illuminated ‘Small Hybrid Sports’ name plate.

The Hybrid Sports Concept is equipped with 165/60 section tyres mounted on 20-inch distinctive rims. Their dimension supports low rolling resistance without compromising sporty driving.

Compact external dimensions lend themselves to nimble, agile performance on the road and help to ensure a good power to weight ratio. 4000 mm in length, 1270 mm tall and 1760 mm wide, and the 2350 mm wheelbase, in conjunction with a sports suspension, delivers stable and predictable handling characteristics.

The body is particularly aerodynamically efficient and compact. Rear-facing digital cameras take the place of conventional door mirrors.

The Small Hybrid Sports Concept has been developed as a design study model by the design studio at Honda R&D Europe based in Offenbach, Germany.

Honda’s FCX Concept Now Ready For The Road

Fully functional next–generation fuel cell vehicle

Honda’s fully driveable FCX Concept fuel cell car is making its European debut at this year’s Geneva Show. Already displayed in its previous static guise at last year’s Paris Show, this new version is fully functioning and fully equipped and is powered by Honda’s next-generation FC Stack. The FCX Concept offers practical driving performance with a range of 570 km (Honda calculations when driven in LA4 mode) and a top speed limited to 160 km/h. Limited marketing of a totally new fuel cell vehicle based on the FCX Concept model is to begin in Japan and the US in a couple of years.

Despite the demanding packaging requirements of fuel cells, the FCX Concept features a striking design characterized by a short nose, a windscreen raked forward and a low roof line culminating in a sloping rear deck. Inside, the styling is equally futuristic, with a low-floored and comfortably large cabin.

The elegant, low-riding saloon form as well as its spacious interior dimensions are possible thanks to the V Flow fuel cell platform at the heart of the FCX Concept. Its compact, high-efficiency Honda FC Stack neatly arranged in an innovative centre tunnel layout brings significant gains in both environmental and driving performance.

Unlike previous fuel cell stacks in which the hydrogen and the water formed in electricity generation flowed horizontally, the new FCX Concept features a vertical-flow design allowing gravity to assist in water drainage, key to high efficiency performance. The result is stable power generation under a broad range of conditions, and higher output from a 20 per cent smaller and 30 per cent lighter package than Honda’s current FCX FC Stack, yet its power output is 14 kW greater.

The motor and gearbox have been positioned coaxially for a more compact design and motor output is increased by 15 kW to now 95 kW. Overall the power plant is 180 kg lighter and 40 per cent smaller.

Energy storage and auxiliary power are provided by a high-efficiency lithium ion battery which captures energy in regenerative braking. The improvements to major power plant components give the vehicle a travel range approximately 30 per cent greater than the current 2005 FCX.

The system’s energy efficiency of around 60 per cent is about three times that of a gasoline-engined vehicle, twice that of a hybrid, and 10 per cent better than the previous FCX. Cold weather starting is now far better, too – from as low as -30°C.

Other improvements include a shift-by-wire transmission and a newly designed instrument panel with an easy-to-read display of hydrogen fuel consumption. In keeping with the FCX Concept’s strong environmental credentials, the seat upholstery and door linings are made from Honda Bio-Fabric, a plant-based material that offers outstanding durability and resistance to sunlight damage.

Specifications

Number of passengers		4

Motor	Max. output Max. torque Type	95 kW (129 PS) 256 Nm (26.1 kgm) AC synchronous motor (Honda Mfg.)

Fuel cell stack	Type Output	PEFC (proton exchange membrane fuel cell (Honda Mfg.) 100 kW

Fuel	Type Storage Tank capacity	Compressed hydrogen High pressure hydrogen tank (35 MPa, 350 bar) 171 litres

Dimensions (L×W×H)		4760 × 1865 × 1445 mm

Maximum speed		160 km/h

Energy storage		Lithium Ion battery

Vehicle range		570 km (Honda calculations when driven in LA4 mode)

Honda’s Next–Generation Clean Diesel Engine

On display on the Honda stand is an example of the company’s recently announced, next-generation diesel engine that uses world-first technology to reduce emissions to a level equal to that of a petrol engine.

Its revolutionary catalytic converter achieves a reduction in emissions of oxides of nitrogen (NOx) sufficient to meet the stringent US Environmental Protection Agency (EPA) Tier II/Bin 5 emissions requirements.

The catalytic converter uses an innovative system that uses the reductive reaction of ammonia to ‘detoxify’ NOx by turning them into harmless nitrogen. However, unlike Selective Catalytic Reduction (SCR) systems that use urea injection supplied from a storage tank, Honda’s innovative technology uses ammonia generated directly within the catalytic converter.

It features a two-layer structure: one layer adsorbs NOx from the exhaust gas which, during periodic rich burn controlled by the engine management system, reacts with hydrogen obtained from the exhaust gas to produce ammonia; the latter is then adsorbed by the second layer. During lean burn operation, the ammonia is used to convert the remaining NOx in the exhaust, since ammonia is a highly effective reagent for reducing NOx into nitrogen in oxygen-rich, lean-burn atmospheres. The system also provides enhanced NOx reduction efficiency in the most critical temperature range of 200-300°C for diesel engine exhaust gas systems.

Petrol engines presently employ three-way catalytic converters that offer NOx reduction rates as high as 99 per cent, but this performance is possible only at the stoichiometric air fuel ratio. In the oxygen-rich environment of a lean-burn diesel engine, three-way catalytic converters only reduce NOx levels by approximately 10 per cent. Honda’s new technology efficiently reduces NOx in a lean-burn atmosphere, enabling diesel engines to rival gasoline engines in cleanliness. The compact system is also easy to install in passenger vehicles. Installation is downstream of the standard diesel oxidation catalytic converter and diesel particulate filter (DPF).

Alongside its development of exhaust gas cleaning technology, Honda also plans to address other technical challenges in developing clean diesel engines, such as handling diesel fuels with different cetane numbers (a problem in some markets) and meeting US On-Board Diagnostic System requirements.

Honda plans to introduce its next-generation diesel engine in about two years.

Reaction Mechanism of the New NOx Catalytic Convertor for Diesel Engines

Figure 1: During lean burn operation, the NOx adsorbent in the lower layer adsorbs NOx from the exhaust gas.

Figure 2: As needed, the engine management system adjusts the engine air-fuel ratio to rich-burn, wherein the NOx adsorption layer reacts with the hydrogen (H2) obtained from the exhaust gas to produce ammonia (NH3). The adsorbent material in the upper layer temporarily adsorbs the NH3.

Figure 3: When the engine returns to lean-burn operation, NH3 adsorbed in the upper layer reacts with NOx in the exhaust gas and reduces it to harmless nitrogen (N2).

The Extensive Honda Accessories Range Takes Center Stage

The first floor of the Honda stand is showcasing the comprehensive range of Honda accessories available across the product line-up, with a CR-V as the main focus of the display. Equipped with an “Aero Performance Pack”, its bold styling is supported by front and rear Aero bumpers, aerodynamic running boards, a tailgate spoiler, sports suspension and 19 inch bright machine-finished alloy wheels; the Pack has the added benefit of improving the CR-V’s aerodynamic performance.

17-Year-Old Actress Becomes World’s Youngest Fuel Cell Vehicle Customer with Lease of Industry-Leading Honda FCX Hydrogen Fuel Cell Vehicle

Q’orianka Kilcher becomes the youngest customer to lease the company’s environmental status symbol

LOS ANGELES, U.S.A., March 7, 2007– American Honda Motor Co., Inc., announced that it will further advance its real world fuel cell vehicle program by handing the keys to its next retail customer, 17-year-old Q’orianka Kilcher, who earned praise as the young star of the 2005 film “The New World.”

As the ultimate expression of Honda’s technological and environmental leadership, the zero-emissions Honda FCX is not simply a car of the future, but a real world vehicle on the road today that has met all applicable federal safety standards. A hydrogen-powered vehicle with zero emissions, the FCX represents one of the most important transportation solutions and the ultimate in clean mobility for the future.

“The best way to demonstrate the importance of next generation vehicles like the Honda FCX is to put the next generation of drivers behind the wheel,” said John Mendel, senior vice president of American Honda. “Q’orianka Kilcher will be driving around Hollywood in the ultimate environmental status symbol, literally and figuratively driving the change toward a hydrogen future.”

“As a young person today, I feel it is important to take initiative toward seeking positive solutions and stepping up the quest toward clean energy and environmental preservation,” said Q’orianka Kilcher. “When I first started pursuing my dream of a zero emissions vehicle as my first car, it seemed like a pretty unrealistic dream. With Honda’s innovation and support, my dream of helping the environment became a reality!”

Honda’s advanced fuel cell technology program has been proven and tested through a successful fleet sales partnership over the last five years, including nearly two years with the Spallino family, the world’s first fuel cell family. Honda has learned extensively from these experiences and plans to use these experiences toward the ultimate goal of achieving the mass market commercialization of fuel cell vehicles.

The FCX is powered by Honda’s originally developed fuel cell stack (Honda FC Stack) with the breakthrough capability to start and operate in freezing temperatures as low as -4 degrees Fahrenheit, along with increased performance, range and fuel efficiency compared with earlier models.

The hydrogen-powered Honda FCX is the only fuel cell vehicle certified by the California Air Resources Board (CARB) and U.S. EPA for everyday commercial use. CARB and EPA have also certified the FCX as a Zero Emission Vehicle (ZEV) and the EPA has confirmed a range of 210 miles. With seating for four people, the FCX is practical for a wide range of real-world applications, placing over 20 vehicles on the road in the hands of customers, including the cities of Los Angeles, San Francisco, Chula Vista, Las Vegas, the South Coast Air Quality Management District and the State of New York. Additionally, the Honda FCX is the only fuel cell vehicle fully certified to meet the applicable federal government crash safety standards. Honda undertook fuel cell research in 1989 and has been road testing vehicles in the United States since 1999. Honda has also been a member of the California Fuel Cell Partnership based in Sacramento, Calif., since 1999.

1

Ref.#C07-022

Honda Auto Parts Manufacturing Co., Ltd. Begins Operations in China

March 8, 2007 — Honda Auto Parts Manufacturing Co., Ltd. (CHAM), Honda’s wholly owned automobile powertrain components production subsidiary in China, today began operations at its newly built plant in Nanhai Industrial Park District, Foshan City. Those attending the ceremony included local dignitaries, guests and staff from the local governments of Guangdong Province, Foshan City, and Nanhai District, as well as Takeo Fukui, president and CEO of Honda Motor Co., Ltd.

CHAM will manufacture powertrain components including automobile transmissions, which will be supplied to Honda’s automobile production joint venture operations in China. With the annual production capacity of 240,000 units (transmissions), the new plant will initially accommodate machining and assembly of transmissions and drive shafts as well as machining of crank shafts and connecting rods for engines. The company is planning later to add the machining of gears as well as production of control parts, both key high value transmission components currently supplied from Japan.

In China, Honda manufactures automobiles with three joint venture companies: Guangzhou Honda Automobile Co., Ltd., Dongfeng Honda Automobile Co., Ltd., and Honda Automobile (China) Co., Ltd. which manufactures automobiles for export. The combined annual production capacity has now reached 530,000 units — 360,000 units at Guangzhou Honda; 120,000 units at Dongfeng Honda; and 50,000 units at Honda Automobile (China). The start-up of production at CHAM enables Honda to secure an adequate supply of powertrain components to support expansion of Honda’s automobile production in China, and also to further increase local content of powertrain components, which will help cost reduction efforts and strengthen Honda’s competitiveness in the market.

Among all auto parts and components, transmission requires a high level of manufacturing technologies. Therefore, local production of transmissions plays as important a role in the effort to increase local content as local production of finished automobiles and engines. As the first automaker to begin local production of transmissions in China, Honda will accelerate its efforts to improve its competitiveness.

CHAM is Honda’s fourth integrated automatic transmission production plant in the world following operations in Ohio in the U.S., Indonesia, and Georgia in the U.S. The addition of CHAM will strengthen Honda’s transmission supply capability to support worldwide automobile production.

About Honda Auto Parts Manufacturing Co., Ltd.

Established:	September 2005
Start of Production:	March 2007
Location :	Nanhai District, Foshan City, Guangdong Province (30km west of Guangzhou)
Chairman:	Atsuyoshi HYOGO
President:	Masayuki ASHIKAWA
Employment:	Approximately 400 associates
Production:	Transmissions (AT/MT), drive shafts, crank shafts, connecting rods
Annual Capacity:	240,000 units (transmission)

(English Translation)

Notice of Record Date

It is hereby notified that pursuant to the provisions of Article 12 of the Articles of Incorporation of the Company, only the shareholders listed or recorded in the final register of shareholders or register of beneficial shareholders on March 31, 2007 will be entitled to exercise the rights of shareholders at the 83rd Ordinary General Meeting of Shareholders scheduled to be held in late June 2007.

March 14, 2007

HONDA MOTOR CO., LTD.
1-1, Minami-Aoyama 2-chome
Minato-ku, Tokyo

The Shareholders’ Register Manager and its place of business:

The Chuo Mitsui Trust and Banking Company, Limited

33-1, Shiba 3-chome

Minato-ku, Tokyo

Forwarding offices:

All branch offices throughout Japan of The Chuo Mitsui Trust and Banking Company, Limited and the principal office and all branch and liaison offices of Japan Securities Agents, Ltd. (Nihon Shoken Daiko Kabushiki Kaisha).

Please Note	that you must complete the necessary procedures (such as changing the shareholder’s name in the register) no later than Friday, March 30, 2007, because the Company’s shareholders’ register manager is not open for business on Saturday, March 31, 2007.

Honda Officially Breaks Ground for New Auto Plant

GREENSBURG, Indiana, U.S.A., March 19, 2007 – Honda held an official groundbreaking ceremony for its $550 million automobile plant, to be known as Honda Manufacturing of Indiana, LLC (HMIN) and revealed that the new plant’s 2,000 associates will produce the popular and fuel efficient Honda Civic sedan when mass production begins in fall 2008. It was also announced that HMIN’s first president will be Yuzo Uenohara, who previously held the position of senior vice president at Honda Manufacturing of Alabama, LLC.

Groundbreaking Ceremony For Honda’s

New Greensburg, Ind. Plant

Honda first announced plans to build the new Indiana plant June 28, 2006, with an annual production capacity of 200,000 vehicles. In an effort to meet strong customer demand, site preparation for the new plant is complete and basic construction has already begun on a 1,700-acre tract in Decatur County, Indiana, near the town of Greensburg, 50 miles southeast of Indianapolis.

“In Indiana we will create an efficient and flexible manufacturing environment that is a great place for everyone to work,” said Koichi Kondo, president & CEO of American Honda Motor Co., Inc., and chief operating officer of Honda’s North American Regional operations. “In this way, we are breaking ground for more than an auto plant. We are breaking new ground in our relationship with the people of Indiana and our customers in America.”

HMIN will be Honda’s seventh auto plant in North America and one of 17 major Honda manufacturing facilities in North America. It will help to boost Honda’s total North American automobile production capacity from 1.4 million units to more than 1.6 million units in 2008, employment in North America to more than 37,000 associates and capital investment in North America to more than $9 billion.

1	Honda products are produced using domestic and globally-sourced parts

HMIN began advertising February 21, for a limited number of non-production positions in the fields of automotive engineering, purchasing, information technology and administration and has received more than 6,000 responses. The hiring process for production associates will not begin until late 2007. Honda is an equal opportunity employer and is committed to recruiting candidates from diverse backgrounds.

“Over the years, we will ask the associates of Honda Manufacturing of Indiana for their ideas to make our products better and the plant the safest place it can be,” said Uenohara, the new president of Honda Manufacturing of Indiana. “This is the Honda way and this spirit will guide us at Honda Manufacturing of Indiana.”

Major production processes performed at the Indiana plant will include stamping, welding, painting, plastic injection molding, sub-assembly and final assembly operations. Mass production of the 2009-model Civic sedan is scheduled to begin in fall 2008. Honda will make a significant commitment to limit the environmental impact of the new Indiana plant, including ISO 14001 international environmental management certification, and advanced methods of energy and emission reduction with the goal to be a “zero waste to landfill” facility.

Honda built more than 1.16 million Honda and Acura passenger cars and trucks in North America last year, or more than 77 percent of the more than 1.5 million Honda and Acura vehicles purchased by U.S. consumers in 2006.

The Civic sedans produced in Indiana will feature fuel-efficient four-cylinder engines manufactured in Anna, Ohio. The vast majority of parts for the vehicles made at the Indiana plant will be manufactured by Honda’s existing base of more than 600 North American suppliers. Honda purchased more than $17.6 billion in parts and materials from suppliers in North America last year.

Honda began U.S. sales operations in 1959, the company’s first overseas subsidiary. Honda began U.S. production operations in 1979. Honda began building cars in the U.S. in 1982, making 2007 the 25th anniversary of Honda auto production in America.

Ref.#C07 - 031

Honda Continues Record Monthly Pace for Worldwide and Overseas Auto

Production

March 28, 2007 – Honda Motor Co., Ltd., today announced its automobile production, domestic sales, and export results for the month of February 2007.

<Production>

Due to increased production for the domestic market and overseas market, domestic production experienced a year-on-year increase for the ninth consecutive month (since June 2006).

Due mainly to increased production in Asia, overseas production experienced a year-on-year increase for the nineteenth consecutive month (since August 2005). Honda achieved a new production record in Europe and Asia and China for the month of February. Honda also set a new monthly record for overseas production for the month of February.

Due to an increase in both domestic and overseas production, worldwide production experienced a year-on-year increase for the nineteenth consecutive month (since August 2005). Honda also achieved a new monthly record for the month of February.

<Japan Domestic Sales>

Due to a decrease in new vehicle registrations, total domestic sales experienced a year-on-year decline for the second consecutive month (since January 2007).

Though sales of the all-new Stream and CR-V increased, due mainly to a decrease in sales of Step Wagon and Fit, new vehicle registrations in February experienced a year-on-year decline for the eleventh consecutive month (since April 2006).

Due mainly to increased sales of the Zest and That’s mini-vehicle, sales experienced a year-on-year increase for the fourth consecutive month (since November 2006).

<Vehicle registrations - excluding mini vehicles>

Fit was the industry’s seventh best selling car among new vehicle registrations for the month of February, with sales of 7,157 units and ranked as Honda’s best selling car for the month of February. The sales result for Stream was 5,842 units.

<Mini vehicles - under 660cc>

Life was the industry’s seventh best selling car among mini-vehicles for the month of February, with sales of 6,102 units. The sales result for Zest was 3,853 units.

<Exports from Japan>

Due mainly to increased exports to North America and the Middle East, total exports experienced a year-on-year increase for the ninth consecutive month since June 2006.

Production

	February		Year-to-Date Total (Jan - Feb 2007)
	Units	Vs.2/06	Units	Vs.2006
Domestic (CBU+CKD)	115,460	+8.6%	219,621	+6.0%
Overseas (CBU only)	186,437	+3.8%	398,610	+10.2%

Worldwide Total	301,897	+5.6%	618,231	+8.7%

Production by Region
	February		Year-to-Date Total (Jan - Feb 2007)
	Units	Vs.2/06	Units	Vs.2006
North America	110,876	-4.7%	238,119	+2.6%

(USA only)	80,279	-3.5%	170,242	+3.3%
Europe	17,914	+12.2%	36,124	+9.3%
Asia	49,041	+21.6%	109,434	+31.6%

(China only)	25,390	+18.5%	61,030	+43.7%
Others	8,606	+22.9%	14,933	+11.5%

Overseas Total	186,437	+3.8%	398,610	+10.2%

Japan Domestic Sales
Vehicle type	February		Year-to-Date Total (Jan - Feb 2007)
	Units	Vs.2/06	Units	Vs.2006
Registrations	33,808	-3.7%	56,460	-2.9%
Mini Vehicles	16,912	+1.5%	27,405	+1.1%

Honda Brand Total	50,720	-2.0%	83,865	-1.6%

Exports from Japan
	February		Year-to-Date Total (Jan - Feb 2007)
	Units	Vs.2/06	Units	Vs.2006
North America	30,433	+17.7%	69,007	+31.7%

(USA only)	28,601	+25.5%	65,481	+39.8%
Europe	10,041	-21.5%	24,095	-23.3%
Asia	1,344	-13.9%	3,302	+20.3%
Others	11,048	+82.8%	23,261	+42.7%

Total	52,866	+14.3%	119,665	+16.3%